FirstRoot, Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of FirstRoot refer to FirstRoot, Inc., a Benefit Corporation, formed on Jan 7, 2020 in Delaware (the "Company". "FirstRoot", "we").
The Company's physical address is 599 Dawn Drive, Sunnyvale, CA 94087.
You may contact the Company by emailing info@firstroot.co. This annual report is posted on the Company's website, www.firstroot.co. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.
These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.
These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

FirstRoot, Inc. ("FirstRoot" or "Company") is a Benefit Corporation formed on Jan 7, 2020, in Delaware. The Company's physical address is 599 Dawn Drive, Sunnyvale, CA 94087. The Company's web site may be accessed at www.firstroot.co.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Luke Hohmann

Board positions with FirstRoot

Dates	Position	Principal Occupation
2020 – Present	Board Director	CEO

Positions with [COMPANY]

Dates	Position	Responsibilities
2020 – Present	Chief Executive Officer, President, Chief Financial Officer and Secretary	Luke is the full-time CEO of FirstRoot since he founded the company in 2020.

Business Experience
A serial entrepreneur, Mr. Hohmann has more than 20 years of experience in a variety of executive leadership positions.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Luke Hohmann owns 7,500,000 shares of Common Stock B and 2,500,000 shares of FF Preferred Stock, collectively representing approximately 74% of the stock on a fully diluted basis. The company has enacted a 2021 Stock Plan of 2,000,000 shares, representing approximately 15% of the company. All shares of the 2021 Stock Plan are presently unallocated. Common Stock B caries ten (10) votes for each share held in all stockholder actions. As a result, Mr. Hohmann holds over 90% of all voting rights of stockholders outstanding.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))
FirstRoot is a Software-as-a-Service (SaaS) provider of a Participatory Budgeting solution designed to promote financial literacy, civic engagement, and design thinking in schools.

The company is presently evolving its core platform to include a fundraising component based on a kid-safe NFT marketplace.

5. How many employees does the Company currently have? (§ 227.201(e))
The sole employee of the company is Luke Hohmann. The company has entered int long-term contracts with all significant contractors.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))
Risks Related to Our Company

We have little operating history on which to judge our business prospects and management.

The Company was incorporated on January 7, 2020 and has minimal history of revenues. Operating results for future periods are subject to numerous uncertainties and we cannot assure that the Company will achieve or sustain profitability. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of project development. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to obtain financing from other sources, our ability to develop and market our offerings, acquire customers, control costs, and respond to general economic conditions. We cannot assure that the Company will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, the Company has generated minimal revenues, has incurred losses and had an accumulated deficit as further detailed in the Company's financial statements. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of marketing, sales, and product development costs. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding or additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

We have relied upon a limited number of stockholders and founder loans to finance our operations to date, and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that our current or potential future stockholder's will continue to finance our operations or that we will be able to generate any significant cash from our operating activities. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock may include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. In such case, if we do not obtain additional financing, our business may be forced to discontinue operations, in which case you would likely lose the entirety of your investment in us.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

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As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to, or report on management's assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Common Stock.

We may face difficulty in scaling up our product to a commercial scale.

While the Company's core technology has shown significant promise in the dozens of schools in which we have supported in 2020, there are approximately 100K K-12 schools in the U.S. and several million throughout the world. Scaling to these large numbers of users is a significant challenge.

Rapid business expansion may place strains on the company.

We anticipate growing the business rapidly in the next several years. Rapid growth will place strains upon management, administrative, operational and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service, the Company's business will suffer. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We are heavily reliant on key personnel.
The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management including our founder and CEO, Luke Hohmann, and our Head of Product, Clint Gossett, and other key personnel. Loss of any of these people, could have a material adverse effect on the Company's business. Further, with respect to the future development of the Company's technology and products, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect FirstRoot's ability to employ the specific personnel required, which could have a material adverse effect on the Company's business, results of future operations and financial condition.

As the company extends its solutions into the NFT space, we may become involved in disputes with other parties in the future which may result in litigation.

The results of litigation cannot be predicted with certainty. If FirstRoot is unable to resolve potential disputes favorably, it may have a material adverse impact our ability to execute out our business plan.

Unpredictable events, such as the COVID-19 outbreak, could seriously harm our future revenues and financial condition, delay our operations, disrupt supply chains, increase our costs and expenses, and affect our ability to raise capital.
Our operations could be subject to unpredictable events, such as medical epidemics or pandemics such as the COVID-19 outbreak, and other natural or man-made disasters or business interruptions, for which we may not be adequately self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital.

Our business and operations are affected by global financial conditions.
Recent global financial conditions have been characterized by increased volatility and limited access to public financing. The matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, our operations could be negatively impacted.

We have broad discretion in how we use the proceeds of any offering and may not use such proceeds effectively, which could affect our results of operations and cause our Common Stock price to decline.
We will have considerable discretion in the application of the net proceeds of any offering. We intend to use the net proceeds from offerings to fund our business strategy, including without limitation, new and ongoing research and development expenses, sales, marketing, working capital, and other general
corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of any offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	5,000,000	1,486,866	Yes	Class A Common Stock is entitled to 1 vote per share.
Class B Common Stock	20,000,000	7,500,000	Yes	Class B Common Stock is entitled to 10 votes per share.
FF Preferred Stock	2,500,000	2,500,00	Yes	FF Preferred Stock is entitled to 1 vote per share.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))
There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of FirstRoot, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in FirstRoot and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Convertible Notes (Various Individuals and Entities)	$400,000	4.0%	May 31, 2022
Luke Hohmann (1)	$25,000	2.0%	Payable on Demand
Luke Hohmann (2)	$50,000	2.0%	Payable on Demand
Luke Hohmann (3)	$100,000	2.0%	Payable on Demand
Luke Hohmann (4)	$50,000	2.0%	Payable on Demand
Luke Hohmann (5)	$50,000	2.0%	Payable on Demand
Luke Hohmann (6)	$40,000	2.0%	Payable on Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2020	Preferred Stock	$250	Section 4(a)(2)	Organizational Costs
03/2020	Common Stock	$750	Section 4(a)(2)	Organizational Costs

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))
DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

FirstRoot began business operations in 2020 and is still in the pre-revenue stage of development. The unaudited financial statements for the year ended December 31, 2021, show an accumulated loss of $818,081. The bulk of expenses consisted of

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outsourced product development fees, followed by marketing. Sales expenses were minimal.

The company has only one employee, Luke Hohmann. The company has entered into long-term, strategic contracts with its primary suppliers:
- Product for People, the entity formed by Clint Gossett, our Head of Product
- beyond.dev, which supplies our core development team.

Convertible Notes
- In 2021 the Company raised $100,000 in cash through the issuance of convertible promissory notes.
- In 2020 the Company raised $300,000 in cash through the issuance of convertible promissory notes.
- All notes have the same terms and are scheduled to convert May 31, 2022. The company intends to extend these terms by one year if an equity financing round that causes these notes to convert is not completed by May 31, 2022.

Equity Fundraising
On Oct 20, 2021, the Company completed an offering of Common Stock securities through a registered funding-portal, under registration exemptions 4(a)(6) in FirstRoot, Inc., The Company planned to raise between $10,000 and $1,067,220 through the offering under Regulation CF. The actions of this offering raised $624,484. Full details of this action can be found at https://netcapital.com/companies/firstroot-inc.

Founder Loans
- In 2021 the Company raised $100,000 in cash through two loans between Mr. Hohmann (lender) and the company.
- In 2020 the Company raised $175,000 in cash through three loans between Mr. Hohmann (lender) and the company.
- All loans accrue interest at a rate of two percent (2%) per annum. The principal and accrued interest thereon are be due and payable by the Company on demand by the Lender at any time.

Taxes
- Full tax return documents for 2020 were listed in our Reg CF funding offering and can be found here: https://netcapital.com/companies/firstroot-inc.
- As of Apr 25, 2022 company has not completed its 2021 taxes. The company has requested and received an extension for its 2021 taxes and intends to file them on time.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

FirstRoot has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

FirstRoot will file a report electronically with the SEC annually and post the report on its web site www.firstroot.co no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
Luke Hohmann
FD7C0E86832247D...

I, ________________________ ("Full name") certify that:

(1) the financial statements of FirstRoot, Inc. ("Company name") included in this Form are true and complete in all material respects; and

(2) the tax return information of FirstRoot, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for FirstRoot filed for the fiscal year ended 12/31/2021.

Full name: Luke Hohmann
Position: CEO
Date: Apr 25, 2022

Signed via Docusign: 4/25/2022

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

FirstRoot, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Chase Business Account - 9171	192,667.63	127,095.08
Transferwise	4,236.92	22,434.70
Total Bank Accounts	**$196,904.55**	**$149,529.78**
Accounts Receivable		
Accounts Receivable (A/R)	895.00	10,480.00
Accounts Receivable (A/R) - EUR	0.00	0.00
Total Accounts Receivable	**$895.00**	**$10,480.00**
Total Current Assets	**$197,799.55**	**$160,009.78**
Fixed Assets		
Internally Developed Intangible Asset	258,755.00	258,755.00
Product Development		
Curriculum Development	9,720.00	
Total Product Development	**9,720.00**	
Total Fixed Assets	**$268,475.00**	**$258,755.00**
TOTAL ASSETS	**$466,274.55**	**$418,764.78**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	133,971.99	65,823.33
Accounts Payable (A/P) - AED	0.00	0.00
Accounts Payable (A/P) - EUR	4,849.73	
Total Accounts Payable	**$138,821.72**	**$65,823.33**
Credit Cards		
Citibank	11,257.46	14,648.22
Total Credit Cards	**$11,257.46**	**$14,648.22**

FirstRoot, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Other Current Liabilities		
Accrued Interest	5,310.00	5,310.00
Convertible Notes		
Alexander Osterwalder	5,000.00	5,000.00
Alexander R Bould	5,000.00	
Carol McEwan	5,000.00	5,000.00
Cesar Idrovo	10,000.00	10,000.00
Clint Gersheron	0.00	0.00
Daval Panchal	10,000.00	10,000.00
Deema Dajani	5,000.00	
Edmonds-Jaques Trust	10,000.00	10,000.00
Eric Engelmann	5,000.00	5,000.00
Glynn A. Spangenberg/Lisa Marion	5,000.00	
Guy Duncan	25,000.00	25,000.00
Harbinder Kang	25,000.00	
Isaac Montgomery	10,000.00	10,000.00
Jennifer Lin	25,000.00	25,000.00
John Matthesen	5,000.00	5,000.00
Kapture Technologies	25,000.00	
Komal Patel	5,000.00	5,000.00
Laura Richardson	5,000.00	
Lauren Knudsen	10,000.00	10,000.00
Lisa Adkins	20,000.00	20,000.00
Lisa Hammond	5,000.00	5,000.00
Madison Trust	25,000.00	25,000.00
Melissa Reeve	5,000.00	
Nancy Van Schoenderwoert	5,000.00	
Paul B Germeraad	5,000.00	
Perry Tancredi	10,000.00	10,000.00
Peter Green	5,000.00	5,000.00
Russ McClelland	10,000.00	10,000.00
Sara Leon	5,000.00	5,000.00
Scott Sehlhorst	25,000.00	25,000.00
Shyft Partners	10,000.00	10,000.00
Tammie Nelson	5,000.00	5,000.00
Ted Dikmen	25,000.00	25,000.00
Tiffaney Fox Quintana	5,000.00	
Tiffaney Fox Quintana-2	5,000.00	
Trudy M Fox	5,000.00	
Verne Harnish	25,000.00	25,000.00
William Laitinen	5,000.00	5,000.00

FirstRoot, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Total Convertible Notes	**400,000.00**	**300,000.00**
Notes Payable - Related Party	275,000.00	175,000.00
Total Other Current Liabilities	**$680,310.00**	**$480,310.00**
Total Current Liabilities	**$830,389.18**	**$560,781.55**
Total Liabilities	**$830,389.18**	**$560,781.55**
Equity		
Common Stock - APIC	258,483.69	
Net Capital	337,500.27	
Opening Balance Equity	0.00	0.00
Owner's Investment	0.00	0.00
Common Stock	750.00	750.00
Preferred Stock	250.00	250.00
Total Owner's Investment	**1,000.00**	**1,000.00**
Retained Earnings	-143,016.77	
Net Income	-818,081.82	-143,016.77
Total Equity	**$ -364,114.63**	**$ -142,016.77**
TOTAL LIABILITIES AND EQUITY	**$466,274.55**	**$418,764.78**

FirstRoot, Inc.

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
Billable Expense Income	7,000.00	
Discounts given		-20.00
Revenue	8,250.00	
Event	613.81	
Service	49,618.60	78,583.93
Total Revenue	**58,482.41**	**78,583.93**
Total Income	**$65,482.41**	**$78,563.93**
GROSS PROFIT	**$65,482.41**	**$78,563.93**
Expenses		
Charitable Contributions	250.00	
Conference Registration	345.00	
Falls Fintech Expenses	373.60	
Insurance	1,779.50	293.34
Health Insurance	28,252.08	23,991.94
Total Insurance	**30,031.58**	**24,285.28**
Legal & Professional Services	18,325.25	21,486.59
A&M Market Research	184.67	13,980.00
A&M Services	63,876.00	70,750.00
Accountant	38,000.00	
Business Development	16,999.97	599.98
Contractors	558,367.64	1,666.00
HR & Payroll	3,978.16	506.00
Legal	31,891.75	15,084.00
Other	9,000.00	750.00
PR Research & Outreach	1,155.00	
Total Legal & Professional Services	**741,778.44**	**124,822.57**
Other Business Expensesu	100.00	
Other General and Administrative	155.39	
Advertising & Marketing	14,236.56	3,096.70
Merchandise	1,882.66	
Promotion	6,858.97	
Total Advertising & Marketing	**22,978.19**	**3,096.70**
Bank Charges & Fees	2,178.71	1,054.53
Equipment	981.69	616.93
Magazine Subscription	298.98	119.98
Meals & Entertainment	981.96	292.71

FirstRoot, Inc.

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Membership	895.00	
Office Supplies & Software	34,019.21	18,060.35
Website/Hosting	3,506.11	4,594.28
Total Office Supplies & Software	**37,525.32**	**22,654.63**
Other Business Expenses	9.99	129.00
Postage	1,038.65	147.92
Travel		
Airfare	4,789.88	
Lodging	3,164.20	
Parking	30.00	37.80
Transportation	349.75	
Wi-Fi	137.97	
Total Travel	**8,471.80**	**37.80**
Utilities		
Telephone	1,338.05	4,011.99
Total Utilities	**1,338.05**	**4,011.99**
Website Registration Fees	25.00	
Website Subscriptions	8,580.52	100.00
Total Other General and Administrative	**85,459.25**	**32,262.19**
Participatory Budgeting Items	3,649.42	
Payroll Expenses		
CA Education & Training	7.00	7.00
CA SDI	186.00	225.00
CA State Income Tax	24.00	744.09
CA State Tax Withholding	120.76	534.51
CA SUI	238.00	238.00
Federal Income Tax	6,119.07	7,126.95
Federal Unemployment	42.00	
FUTA		42.00
Medicare	253.75	326.25
Medicare - R	315.75	326.25
Social Security	1,085.00	1,395.00
Social Security - R	1,023.00	1,395.00
Wages	7,592.19	12,824.03
Total Payroll Expenses	**17,006.52**	**25,184.08**
Taxes & Licenses	389.00	
Corp Tax	1,250.00	
Total Taxes & Licenses	**1,639.00**	

FirstRoot, Inc.

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Trademark Registration	3,510.50	
Total Expenses	**$884,143.31**	**$206,554.12**
NET OPERATING INCOME	$ -818,660.90	$ -127,990.19
Other Income		
GoFundMe	560.77	2,600.83
Total Other Income	**$560.77**	**$2,600.83**
Other Expenses		
Unrealized Gain or Loss	0.00	0.00
Exchange Gain or Loss	-18.31	4.91
Interest Expense		5,310.00
Other Miscellaneous Expense		12,312.50
Total Other Expenses	**$ -18.31**	**$17,627.41**
NET OTHER INCOME	**$579.08**	**$ -15,026.58**
NET INCOME	**$ -818,081.82**	**$ -143,016.77**